Exhibit 21.1

List of Subsidiaries

Name of Entity	Jurisdiction
6565 E. Evans Owner LLC	Colorado
GC Corp	Colorado
GC Capital Corp, LLC	Colorado
GC Security LLC	Colorado
General Cannabis Capital Corporation	Colorado
Standard Cann, Inc.	Colorado
SevenFive Farm Cultivation, LLC	Colorado
SevenFive Farm, LLC	Colorado
Trees Colorado LLC	Colorado
Trees Oregon LLC	Colorado
Green Tree Colorado LLC	Colorado
GT Cultivation LLC	Colorado
GT Retail LLC	Colorado
GT MIP LLC	Colorado
Green Man Cannabis, LLC	Colorado